Mail Stop 3561

February 8, 2007

Chris Fielding
Abbey National plc
2 Triton Square
Regent's Place
London, NW1 6XL
United Kingdom

Re: **Holmes Funding Limited**
        Registration Statement on Form S-3
        Filed January 12, 2007
        File No. 333-139944

Dear Mr. Fielding:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note that the lowest ratings designation is BB on page 9 of the base prospectus. Please confirm that all securities offered will be investment grade. Refer to General Instruction I.B.5.(a)(i) of Form S-3.

Prospectus Supplement

Summary, page S-6
General

6. Please provide a brief summary of the flow of funds, payment priorities and allocations among the classes of securities (offered and not offered) or provide a cross reference to summary disclosure in your base prospectus. Refer to Item 1103(a)(3)(vi) of Regulation AB.

7. Please summarize the amount or formula for calculating the fee that the servicer will receive and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

8. Please revise the summary to describe the guaranteed investment contract account and disclose the guaranteed investment contract provider. Refer to Item 1103(a)(ix) of Regulation AB.

9. Please also revise your prospectus supplement to provide form of disclosure indicating that you will provide all of the information as outlined in Item 1114 of Regulation AB.

Product Switches, page S-11

10. Please revise to provide a brief description of product switches. We note your disclosure on page 97 of the base prospectus. Refer to Item 1103(a)(6) of Regulation AB.

Issuing entity accounts, page S-13

11. Please revise to describe the issuing entity accounts.

Delinquency and loss experience of the portfolio, page S-34

12. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

13. Please note that at a minimum, delinquency information should be presented through charge-off by number of accounts as well as by dollar amounts. Please revise to provide form of delinquency disclosure through charge-off. Please also disclose your charge-off policy. Refer to Items 1100(b)(1) and 1111(c) of Regulation AB and Instruction 1.b. of Item 1101(c).

Annex E Static Pool Data, page S-76

14. Refer to the first sentence of the last paragraph on this page. Please confirm that you are referring to loans originated before January 1, 2006. Refer to Item 1105(d)(2) of Regulation AB.

Base Prospectus

Structural Diagram of the securitization by the issuing entity, page 14

    15. Please revise your flow chart to identify the depositor.

    16. Please revise your flow chart to show the interest of the previous issuing entities.

    17. We note on page 20 that your notes may have the benefits of 2a-7 swap provider arrangements. Please revise your flow chart to show the relationship of the 2a-7 swap provider.

The Main Parties, page 17

    18. Please revise to identify the depositor.

Summary of the Issuing Entity Notes, page 20
Series, page 20

    19. Refer to the second paragraph. Please revise to list the "similar arrangements."

Floating rate notes, page 25

    20. We note that floating rate notes will bear interest at a rate specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

The Loans, page 91
Interest payments and interest rate setting, page 93

    21. It is unclear how the Abbey SVR is determined. Please revise to clarify.

The Issuing Entity Notes and the Global Notes, page 184
DTC, page 185

    22. Please refer to the last paragraph of this section on page 186. Please note that a disclaimer for material information made by the issuing entity is inappropriate. Please revise.

Part II

    23. When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher Bernard, Esq.
        Allen & Overy LLP
        Fax: 44-20-3088-0088